Alcon prices US$750.0 million senior notes offering

GENEVA, May 18, 2020 – Alcon (SIX/NYSE: ALC) announced that it has commenced and priced a private offering of US$750.0 million aggregate principal amount of its 2.600% senior notes due 2030 (the “Notes”). The Notes will be issued by Alcon Finance Corporation, Alcon’s indirect subsidiary, and will be fully and unconditionally guaranteed on a senior basis by Alcon.
The offering is expected to close on May 27, 2020, subject to customary closing conditions.
Alcon intends to use the proceeds from the offering for general corporate purposes.
Disclaimer
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of Alcon’s business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Some of these factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including Alcon’s Annual Report on Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.
This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering memorandum to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons outside of the United States under Regulation S under the Securities Act.

The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care.

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